ORGANIGRAM

Q3 2023

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated July 13, 2023 (this “MD&A”), should be read in conjunction with the unaudited condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the three and nine months ended May 31, 2023 (“Q3 Fiscal 2023”) and the audited annual consolidated financial statements for the year ended August 31, 2022 (the "Annual Financial Statements" together with the Interim Financial Statements, the "Financial Statements"), including the accompanying notes thereto.

Financial information in this MD&A is based on the Interim Financial Statements of the Company, and has been prepared in accordance with International Accounting Standard ("ISA") 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws. Refer to “Cautionary Statement Regarding Forward-Looking Information” included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under International Financial Reporting Standards ("IFRS"), as issued by the IASB, but are used by management to assess the financial and operational performance of the Company. These include, but not limited to, the following:

•Yield per plant (in grams);
•Average net selling price per gram and per unit;
•Target production capacity;
•Gross margin before fair value adjustments;
•Adjusted gross margin;
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"); and
•Free cash flow ("FCF").

The Company believes that these Non-IFRS Measures (as defined herein), in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Review and Results of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

The Company’s wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s other wholly-owned subsidiaries, The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. ("Laurentian"), are also licensed under the Cannabis Act.

The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s reports and other information filed with or furnished to the United
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    1

States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to: statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and target production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s subsidiaries EIC and Laurentian;
•Expectations regarding the outcome and timing of the Judicial Review decision in respect of the Company's Edison Jolts product;
•The ongoing impact of the current global health crisis caused by COVID-19 (as defined herein);
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale and international, the Company’s financial position, future liquidity and other financial results;
•Legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations about the Company's ability to develop current and future vapour hardware, and the Company's ability to enter and expand its share of the vapour market;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•The expectations regarding the Company's investment in Greentank;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally;
•Changes in laws, regulations, guidelines and policies related to minor cannabinoids;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein) and the renewal of the Company’s licenses thereunder, and the Company’s ability to obtain export licenses from time to time;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto to the Company's international sales;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets to fund operational activities and growth;
•The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
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•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Lac-Supérieur Facility expansion plans, capital expenditures, current and targeted production capacity, and timing thereof; and
•Expectations concerning the Company's performance during its fiscal year ending August 31, 2023 ("Fiscal 2023"), including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A"), Adjusted EBITDA and FCF.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries' and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined herein), and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; the timing for the implementation of the Company's ERP system (as hereinafter defined); and other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's
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approaches may differ from those used by others, and, this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited, to the following:

•Yield per plant in grams is calculated by taking the total amount of grams of dried flower harvested, excluding trim, and dividing it by the total number of plants harvested.

Management believes that yield per plant in grams provides a useful measure about the efficiencies gained through its operating activities.

•Average net selling price per gram and per unit are calculated by taking net revenue, which is then divided by total grams or total units sold in the period.

Management believes the average net selling price per gram or per unit measures provide more specific information about the pricing trends over time by product type.

•Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) divided by net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as they exclude the effects of non-cash fair value adjustments on inventory and biological assets, which are required by IFRS.
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Review and Results of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loans receivable; unrealized loss (gain) on changes in fair value of contingent consideration; share issuance costs and change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions (recoveries) to net realizable value of inventories; COVID-19 related charges, net of government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Review and Results of Operations" section of this MD&A.

Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•Free cash flows ("FCF") is a non-IFRS financial measure that deducts capital expenditures from net cash provided by or used in operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    4

additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. FCF is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE AND HISTORY OF THE COMPANY’S BUSINESS
The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act.

The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company is also authorized to distribute cannabis for medical use. In Fiscal 2022, Organigram made a strategic decision to shift its medical distribution fulfillment approach from direct shipment to patients from the Company to fulfillment via Medical Cannabis by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it will be transferring its medical cannabis business to Avicanna Inc. The Company is monitoring this transition to ensure its medical patients are supported.The Company continues to be committed to medical patients and intends continue to bring new innovations to this channel.

The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba, and Lac-Supérieur, Quebec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (together, the “Moncton Campus”), including to add capacity for the manufacture of derivative product forms. In Fiscal 2022, the Phase 4C expansion at Moncton was completed which increased the grow rooms available for flowering to 115 and the approximate annual capacity to 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading, multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products with an initial focus on cannabidiol ("CBD"). The CoE is located at the Company's Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the Product Development Collaboration Agreement between the parties dated March 10, 2021, (the "PDC Agreement"), both Organigram and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

During April 2021, the Company expanded its manufacturing and production footprint with the acquisition of EIC, located in Winnipeg, Manitoba (the "Winnipeg Facility"). The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. The acquisition enabled the Company to penetrate a new product category and gain expertise in the confectionary space. By leveraging its consumer product and marketing expertise, Organigram was able to gain the #3 share of the gummy category1 after the successful integration of the Winnipeg Facility.

The Company has additional cannabis production capacity at its wholly-owned subsidiary, Laurentian, located in Lac-Supérieur, Québec, acquired in December 2021 (the "Lac-Supérieur Facility"). The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Québec market, and also adds to the Company's premium product portfolio, providing further opportunities for margin expansion. The Lac-Supérieur Facility holds a standard processing and cultivation license under the Cannabis Act.

STRATEGY
Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value.

1 Hifyre, February 28, 2023, data extract from March 28, 2023
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The pillars of the Company’s strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage.

The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically:

•SHRED: the first milled flower product blended to create curated flavour profiles;
•Edison JOLTS: Canada’s first flavoured high-potency lozenge with 100 mg of tetrahydrocannabinol ("THC") per package. See the "March 2023" update in the "Key Developments During the Quarter and Subsequent to May 31, 2023" section of this MD&A;
•Monjour Wellness gummies: The CBD-focused wellness brand available in a large format and providing multiple flavours in one package;
•SHRED X Rip-Strip Hash: Botanical terpene-infused hash with 10 pre-cut strips available in a two gram format is the first of its kind in the Canadian cannabis industry; and
•SHRED X Heavies: A line of ultra-high THC infused pre-rolls, infused with both diamonds and distillate. SHRED X Heavies is the first pre-roll offering from Organigram that has a potency of over 40% THC. The infusion of botanical terpenes further enhances the natural terpene profile of the cannabis blends.

Consistent with its innovation culture, in Fiscal 2021, the Company announced the launch of its CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on CBD that has since broadened to include other cannabinoids and novel product formats.

2. Consumer Focus
The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. The Company’s alignment with consumers is evidenced by its #4 market position2 and category leadership:
•SHRED products have been introduced in multiple categories with the brand approaching $190 million in retail sales in the last 12 months;3
•HASH: after acquiring Laurentian in December 2021, the Company expanded Tremblant Hash distribution nationally and added new SKUs to its hash offering, including the innovative Rip-Strip Hash product. On May 31, 2023, the Company held the #1 market position4 in the hash category;
•HOLY MOUNTAIN: a new offering in the value sector consisting of unique flower strains, pressed hash, and tube-style pre-rolls;
•Edison JOLTS: #1 position for capsules5. See the "March 2023" update in the "Key Developments During the Quarter and Subsequent to May 31, 2023" section of this MD&A; and
•SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada which combined held the #3 market position in the gummy category2 with Monjour being the best-selling CBD-only gummy.

In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social media presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives.

3. Efficiency
From its inception, the Company has remained committed to being an efficient operator.

The Company’s growing facility in Moncton, New Brunswick, utilizes three-tier cultivation technology to maximize square footage. The facility has proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program designed to maximize harvest yield while reducing operating costs.
2 Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
3 Hifyre, data extracted from July 3, 2023
4 Hifyre, May 31, 2023, data extracted from June 15, 2023
5 Hifyre, February 28, 2023, data extracted from March 28, 2023
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This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping.

The Winnipeg Facility is highly-automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The Winnipeg Facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. As at May 31, 2023, the cumulative post acquisition capital investment has been $12 million. Based on current expectations, the Company expects to incur another $1 million in further growth capital expenditures. This investment has expanded the Lac-Supérieur Facility to increase capacity, processing and storage space, and deliver on automation.

4. Market Expansion
The Company is committed to expanding its market presence by adding to its product offerings and enhancing its geographical presence. This strategy is enabled by strategic merger and acquisition opportunities, and assessing expansion into international markets.

Examples of market expansion include:
•The strategic acquisitions of (i) EIC which added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility, and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to Organigram's product portfolio and increased the Company's presence in Québec;
•Shipments to Canndoc Ltd. ("Canndoc") in Israel and Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia to supply bulk cannabis into these markets. In fiscal Q3, 2023, the Company signed an additional supply agreement with Sanity Group GmbH ("Sanity Group") to supply medical cannabis to the German market.

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q3-2023	Q3-2022	CHANGE	% CHANGE
Financial Results
Net revenue	$32,785	$38,115	$(5,330)	(14)%
Cost of sales	$32,289	$29,440	$2,849	10%
Gross margin before fair value adjustments	$496	$8,675	$(8,179)	(94)%
Gross margin % before fair value adjustments(1)	2%	23%	(21)%	(91)%
Operating expenses	$214,940	$19,580	$195,360	998%
Other income	$(4,884)	$(9,459)	$(4,575)	(48)%

Adjusted EBITDA(2)	$(2,914)	$583	$(3,497)	(600)%
Net loss	$(213,451)	$(2,787)	$210,664	7,559%

Net cash used in operating activities	$(5,515)	$(6,372)	$(857)	(13)%

Adjusted Gross Margin(2)	$6,074	$9,298	$(3,224)	(35)%
Adjusted Gross Margin %(2)	19%	24%	(5)%	(21)%

Operating Results
Kilograms harvested - dried flower	18,604	13,141	5,463	42%
Kilograms sold - dried flower	13,962	13,780	182	1%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Interim Financial Statements) divided by net revenue.
Note 2: Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
For the three months ended May 31, 2023, the Company reported $32,785 in net revenue. Of this amount $29,202 (89%) was attributable to sales to the adult-use recreational cannabis market, $1,778 (5%) to the international market, $545 (2%) to the medical market and $1,260 (4%) to other revenues. Q3 Fiscal 2023 net revenue decreased 14%, or $5,330, from the prior year comparative period’s net revenue of $38,115, primarily due to a decrease of $5,319 and $1,248 in adult-use recreational cannabis and medical net revenue, respectively. This decrease was partly offset by an increase in international net revenue by $402 and an increase of $835 in other net revenue, which is primarily comprised of wholesale to other Canadian Licensed Producers. Adult-use recreational net revenue increased $1,780 or 7% as compared to Q2 Fiscal 2023.

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Sale of flower from all product categories in the recreational market comprised 55% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.67 per gram in Q3 Fiscal 2023 as compared to $1.88 per gram for Q3 Fiscal 2022, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve, including potentially introducing new premium brands.

The volume of all flower sales in grams increased 1% to 13,962 kg in Q3 Fiscal 2023 compared to 13,780 kg in the prior year comparative quarter.

COST OF SALES
Cost of sales for the three months ended May 31, 2023 increased to $32,289 compared to $29,440 in the prior fiscal year's comparative period, primarily as a result of an increase in inventory provisions for unsaleable inventories and net realizable value adjustments of $5,578 in Q3 Fiscal 2023, as compared to a reversal of inventory provisions and net realizable value adjustments of $77 in the prior fiscal year's comparative period. Inventories that receive a net realizable value adjustment are allocated to extraction for derivative products, feeding the growth of Organigram's derivative business.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for the three months ended May 31, 2023 of $496, or 2% as a percentage of net revenue, compared to $8,675, or 23%, in the prior year comparative period. The decrease in gross margin before fair value adjustments as a percentage of net revenue is primarily due to lower net revenues from adult-use recreational cannabis and higher cost of sales per unit. The cost of sales per unit was higher primarily due to higher inventory provisions for unsaleable inventories and net realizable value adjustments.

Adjusted gross margin6 for the three months ended May 31, 2023 was $6,074, or 19% as a percentage of net revenue, compared to $9,298, or 24%, in the prior year comparable quarter. The decline is attributable to lower net flower revenue, higher cost of flower sales and the restriction of sale imposed by Health Canada on Edison JOLTS described in the "Key Developments During the Quarter and Subsequent to May 31, 2023" section of this MD&A. Please refer to the “Financial Review and Results of Operations” section of this MD&A for a reconciliation of adjusted gross margin to net revenue.

OPERATING EXPENSES

	Q3-2023	Q3-2022	CHANGE	% CHANGE

General and administrative	$14,483	$12,797	$1,686	13%
Sales and marketing	4,550	4,672	(122)	(3)%
Research & development	3,463	1,373	2,090	152%
Share-based compensation	1,202	738	464	63%
Impairment of intangible assets and goodwill	37,905	—	37,905	100%
Impairment of property, plant and equipment	153,337	—	153,337	100%
Total operating expenses	$214,940	$19,580	$195,360	998%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $14,483 increased from the prior year's comparison quarter of $12,797, primarily due to increased audit and legal fees and an increase in technology costs including implementation expenses for a new ERP system.

SALES AND MARKETING
Sales and marketing expenses of $4,550 decreased slightly from the prior year's comparative quarter of $4,672. Sales and marketing expenses as a percentage of net revenue increased due to lower net revenues in the current quarter.

RESEARCH AND DEVELOPMENT
Research and development costs of $3,463 increased from the prior year's comparative quarter of $1,373, as the Company increased activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
Share-based compensation expense of $1,202 increased from the prior year's comparative quarter of $738, primarily due to employee equity awards issued during the past 12 months.

6 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and Financial Results and "Review of Operations" in this MD&A.
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IMPAIRMENT
During Q3 Fiscal 2023, as a consequence of the Company's market capitalization trading significantly below its shareholders' equity, combined with the current quarter's operational results, management determined that there were economic indicators of impairment warranting a calculation of the recoverable amount of the assets. This analysis was done on a consolidated basis and also by cash generating unit ("CGU"). The impairment test considers several factors including forecasted operational cash flows (net of tax impact), on-going investments into working capital and sustaining capital expenditures, post-tax discount rates, terminal value growth rate and this analysis resulted in the recognition of an impairment loss of $191,242. A meaningful contributing factor to the quantum of the impairment charge was related to the impact to flower sales and margins due to THC inflation (see Outlook section of the MD&A). When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, IPR and international flower sales) contribute to Organigram's financial results, this was a key driver to the amount of the impairment loss. The impairment loss was allocated to intangible assets and goodwill in the amount of $37,905 and $153,337 in relation to property, plant and equipment (refer to Note 8 and Note 9 of the Interim Financial Statements for further information).

OTHER (INCOME) / EXPENSES

	Q3-2023	Q3-2022	CHANGE	% CHANGE

Financing costs	$64	$88	$(24)	(27)%
Investment income	(967)	(322)	645	200%
Insurance recoveries	—	(181)	181	—%
Government subsidies	—	(154)	(154)	(100)%
Share of loss from investments in associates	287	193	94	49%
Loss (gain) on disposal of property, plant and equipment	(54)	553	(607)	(110)%
Change in fair value of contingent consideration	(2,892)	(3,422)	530	(15)%
Change in fair value of derivative liabilities	(1,322)	(5,904)	(4,582)	(78)%
Legal provision (recovery)	—	(310)	310	(100)%
Total other (income)/expenses	$(4,884)	$(9,459)	$(3,607)	38%

INVESTMENT INCOME
Investment income of $967 increased from the prior year's comparative quarter of $322, primarily due to higher interest rates on short-term investments, cash and restricted cash balances.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $2,892 during Q3 Fiscal 2023 compared to a gain of $3,422 in Q3 Fiscal 2022. The current period gain was due to the revaluation of the contingent liability payable to the vendors of Laurentian and the prior period gain was due to the revaluation of the contingent liability payable to the vendors of Laurentian as well as EIC. Refer to Note 15 of the Interim Financial Statements for further information.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES
Change in fair value of derivative warrant liabilities was a gain of $1,322 during Q3 Fiscal 2023 compared to a gain of $5,904 in Q3 Fiscal 2022. The decrease in gain is primarily due to the shorter remaining life of the warrants in the current period.

NET LOSS
The net loss was $213,451 in Q3 Fiscal 2023 compared to a net loss of $2,787 in Q3 Fiscal 2022. The increase in net loss from the comparative period is primarily due to impairment losses recorded of $153,337 on the Company's property, plant, and equipment, as well at $37,905 on intangibles and goodwill.

ADJUSTED EBITDA
Adjusted EBITDA7 was negative $2,914 in Q3 Fiscal 2023 compared to positive Adjusted EBITDA of $583 in Q3 Fiscal 2022. The $3,497 decrease in Adjusted EBITDA from the comparative period is primarily attributable to lower net flower revenue, the decrease in adjusted gross margins8 and higher SG&A expenses. Please refer to the “Financial Review and Discussion of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net loss.

7 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
8 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
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KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO MAY 31, 2023

In March 2023, the Company announced that it had received notification from Health Canada that Health Canada has determined that certain Jolts lozenge products in their 100 mg THC per package format (the “Products”) have been improperly classified as an “extract” rather than an “edible” under the Cannabis Regulations. The Company first launched the Products in August 2021 following significant research, development and regulatory work. The Company remains of the view that the patent pending Products are properly classified as cannabis extracts and compliant with the Cannabis Regulations. At present, the Company has paused production of the Products in the current packaging format, pending resolution of the matter. According to Health Canada’s notification, the Company was permitted to sell and distribute inventory of the Products until May 31, 2023, however, Organigram completed the sale of its remaining Jolts inventory prior to this date. On March 31, 2023, the Company filed a Notice of Application for Judicial Review (the "Judicial Review") of Health Canada's decision with the Federal Court of Canada. The Judicial Review hearing is currently scheduled for July 25, 2023.

In March 2023, the Company announced that it entered into a product purchase agreement (the "Product Purchase Agreement") with Green Tank Technologies Corp. ("Greentank"), a leading vaporization technology company, and a subscription agreement with Greentank’s parent company, Weekend Holdings Corp. (the "Subscription Agreement"). The Product Purchase Agreement provides Organigram with an exclusivity period in Canada for a new vaporization heating technology that is expected to address major consumer pain points such as declining flavour and performance over the life of a vape cartridge. The technology will be incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram. Under the terms of the Subscription Agreement, Organigram has subscribed for preferred shares for an aggregate subscription price of US$4.0 million representing an approximate 2.6% interest in Weekend Holdings Corp. Organigram’s investment combined with the Product Purchase Agreement is expected to transform the Company's current and future vapour hardware lineup across its portfolio of recreational brands. The exclusivity period is until that date which is 18-months from the date of Organigram's initial shipment of Greentank's 510 vape cartridges to the Ontario Cannabis Retail Corporation (OCS) and March 31, 2024 in the case of non-510 vapes.

In May 2023, the Company announced it will begin exporting medical cannabis to Germany through a supply agreement with the medical division of German cannabis company Sanity Group, a health and life sciences company based in Berlin, Germany, dedicated to the medical applications of cannabinoids. Under the terms of the agreement, the Company will provide high-quality, indoor-grown dried flower product to Sanity Group and grant Sanity Group exclusivity on certain genetics.

In May 2023, the Company announced its first strategic U.S. investment in Phylos Bioscience Inc. ("Phylos"), a cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. Under the terms of the secured convertible loan agreement (the "Loan Agreement"), Organigram will advance up to US $8 million to Phylos in three tranches structured as a secured convertible loan. Organigram advanced Phylos an initial US $3.25 million on the initial closing date of the Loan Agreement with a commitment to fund up to an additional US $4.75 million over two tranches within 12 and 24 months from the initial closing date, upon the completion of certain milestones. The convertible loan (principal and PIK outstanding) is convertible into common share equity of Phylos under certain circumstances (including but not limited to federal legalization or decriminalization of cannabis in the United States). This innovation relationship is expected to further support Organigram’s industry leading cultivation efforts in Canada with patent-pending foundational technologies and genetics that will support the Company's commercialization efforts of THCV, a novel minor cannabinoid, and propel Organigram's initiative to begin converting a portion of its cultivation space to seed based production, which is anticipated to drive cost savings and yield more consistent and robust cultivars. The Company will only conduct business activities related to the distribution and sale of cannabis in the United States when it is federally permissible to do so. The Company is not considered a U.S. Marijuana Issuer (as defined in Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (Revised) (the “Staff Notice”)) nor does it have material ancillary involvement in the U.S. cannabis industry in accordance with the Staff Notice. While the Company has certain arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market, including the convertible loan made to Phylos (as further described herein), these relationships do not violate the federal laws of the United States respecting cannabis.

In May 2023, the Company disclosed that it would change its financial year end from August 31 to September 30, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters.

In June 2023, the Company introduced SHRED X Heavies ("Heavies"), its first infused pre-roll offering with THC content surpassing 40% THC, to address the growing consumer demand for flavourful, higher THC and ready-to-consume products. Each
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Heavies package contains three 0.5g infused pre-rolls and is available in Tropic Thunder and Gnarberry, two of SHRED's best-selling pre-milled blends, as well as the popular Blueberry Blaster flavour.

In June 2023, the Company announced a 1-for-4 share consolidation (the "Share Consolidation") with the view to facilitating compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, reduce volatility, and to enhance the marketability of the Company's Common Shares to institutional investors. The Share Consolidation took legal effect on July 5th, 2023.

OPERATIONS AND PRODUCTION
Moncton Cultivation Campus
At the Moncton Campus, the Company continues to make progress on its ongoing improvement program. This includes implementation of various new initiatives which have resulted in an increase in an average THC content per plant and the average yield per plant. The Phase 4C expansion at Moncton was completed in Fiscal 2022 which increased the approximate annual capacity to 85,000 kg of flower. The Company has also identified additional changes to its growing and harvesting methodologies, that should assist the operating conditions of the Moncton Campus, resulting in higher quality flower and a reduction in production costs. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In Fiscal Q3 2023, the Company continued to invest in driving operational efficiencies through automation and internalizing certain post-harvest processes including commissioning a new automated packaging line for SHRED milled products, internalizing THC testing, internalizing remediation, and commissioning new drying machines. These initiatives reduced headcount and significantly reduced costs while increasing time savings. The Company had realized a portion of these savings beginning in Fiscal Q2 2023. Further, Organigram anticipates realizing approximately $7 million in annual savings from these initiatives in Fiscal 2024.

The Company harvested 18,518 kg of dried flower during Q3 Fiscal 2023 compared to 13,141 kg of dried flower in Q3 Fiscal 2022. The increase of 5,463 kg (42%) from the comparative period was primarily related to increased cultivation, planting and environmental upgrades along with additional rooms being available that occurred over the period from Q1 Fiscal 2022 to Q2 Fiscal 2023, that was done in order to meet the increased demand for many of the Company's products.

Moncton Derivatives Facility
Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility. Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging. Some of this equipment remains in the commissioning and research and development phase.

Winnipeg Facility
The Company has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba. The Winnipeg Facility design and the equipment specifications were designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing, and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the Winnipeg Facility have resulted in an increase in production. As of May 2023, the Winnipeg Facility produced an average of 3.2 million gummies monthly.

The Winnipeg Facility currently holds a research license and a standard sale and processing license issued under the Cannabis Act, and commenced commercial operations during Fiscal 2021.

Lac-Supérieur Concentrates and Craft Flower Facility
The Company acquired the Lac-Supérieur Facility in December 2021. The Lac-Supérieur Facility has 6,800 square feet of cultivation area, which is currently being expanded to 33,000 square feet. The Lac-Supérieur Facility is currently equipped to produce approximately 600 kilograms of flower and 2 million packaged units of hash annually. The expansion program currently underway is expected to increase annual capacity to 2,400 kilograms of flower once completed. The production of SHRED X Rip Strip Hash started in February 2023 using ultra sonic knife technology with a capacity of 150 units per minute. The Company has spent $11 million and expects to incur an additional $2 million to complete the expansion. Management believes that there may be future opportunities for cost savings from further investments in automation and increased capacity. The first craft grow rooms resulting from the expansion plans are slated to come online in October, 2023.

CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET
Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with the goal of ensuring that they are geared towards meeting consumer
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    11

preferences. The Company has aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market9 and the Company believes that these categories will continue to dominate based on the sales history in mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC content and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, the Company expects that genetic diversity and other quality related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding, pheno-hunting, and transitioning a portion of production to seed-based cultivation, with the goal of offering a unique, consistent, and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Québec.

The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of May 2023 maintains a #2 share in the flower category3. The growth and significant contribution of dried flower value segment brands, however, have contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, Organigram is exploring the introduction of a new premium brand, featuring new dried flower offerings with unique genetics and higher potency THC. If any of these initiatives are completed, it is expected to increase premium flower sales, which have a higher average sales price than value brands and therefore attract higher margins. To address the growing demand for strain differentiation in the value segment, the Company expanded the strains available in its Big Bag O' Buds product line and also introduced Holy Mountain, a value-sector brand offering hash and dry flower strains in the 3.5 and 28 gram format.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of dried flower.

Organigram is committed to these growing categories. The strategic acquisition of the Winnipeg Facility has enabled the Company to produce high quality, edible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility provided the Company with the ability to produce high-quality products in the growing hash segment. Since the Laurentian acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. In Fiscal 2023, the Company has expanded its hash offering through its new Holy Mountain brand and introduced the innovative product, Rip-Strip Hash under the SHRED X brand. As of May 31, 2023, Organigram continues to hold #1 market share in the hash category.10

In Q3 Fiscal 2023, Organigram continued to hold the number #3 position in the gummy category for net sales and the #1 position by sales volume.3 The Company currently has 10 SKUs in market under its SHRED'ems brand, adding Grapple Juice, a mouthwatering apple and grape combination with a 1:1 THC:CBG (as defined herein) ratio to its portfolio in Q3 Fiscal 2023. The Company intends to launch an additional flavour in Q4 Fiscal 2023 containing THCV.

Monjour, Organigram's wellness brand, has four pure CBD SKUs in market. The large format and assorted flavours proved to be disruptive to the sector and in Q2 Fiscal 2023, Monjour's Berry Good Day CBD gummy was in the top five of gummies sold in Canada and the leading pure CBD-infused gummy.4 The Monjour product line has been further expanded with gummies that contain minor cannabinoids in addition to CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and the cannabinoid cannabigerol ("CBG").

Edison JOLTS, high potency THC lozenges that were developed using proprietary IP, combine the benefits of sublingual oil with the convenience and portability of soft gels. JOLTS held the #1 position in net sales in the capsules and mints category in Q2 Fiscal 20234. See the "March 2023" update in the "Key Developments During the Quarter and Subsequent to May 31, 2023" section of this MD&A.

9 Hifyre, May 31, 2023, data extract from June 15, 2023
10 Hifyre, May 31, 2023, data extracted from June 15, 2023
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Organigram continues to focus on building share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company currently has five SKUs under the SHRED X brand in the popular 510 cartridge format and two SKU under the Edison brand in the PAX live resin cartridge format. During this quarter, Organigram announced a product purchase agreement that it expects will accelerate its performance in the vape category. The product purchase agreement with Greentank provides the Company with an exclusivity period in Canada for new technology incorporated into vape cartridges, including the development of a custom all-in-one device that will be proprietary to Organigram.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. The Company has made several investments in the past and anticipates it will continue and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Collaboration and Centre of Excellence
In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE pursuant to the PDC Agreement with BAT. The CoE was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products.

Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being funded equally by Organigram and BAT. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients and substrates, and will guide the optimization of the existing traditional extract and distillate ingredients. Extensive evaluation of novel vape formulation aerosols versus existing inhalation products in the category has been completed. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The CoE's state-of-the-art biological experiment laboratory ("BioLab") has been operational since June 2022. It is expected that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long-term growing strategies.

With all of the state of the art facilities complete, both the Product Development Collaboration and the Organigram commercial business are seeing significant benefits both from a scientific development standpoint and in terms of revenue driving commercial capability. The in-house extraction laboratory capabilities have resulted in imminent commercialization of high potency THCV extract derived from exclusive whole plant THCV flower, followed by THCV isolate for use in Organigram's portfolio later this summer.

Via the R&D Lab and the GPP pilot scale production, Organigram has been able to test and learn about the inclusion of several minor cannabinoids, which has allowed it to expand into more complex minor cannabinoid stacks across several brand portfolios in the Company's high speed, high throughput Winnipeg Facility. The focus in all facilities has been rapid transfer from R&D to commercial process to allow Organigram to fine tune manufacturing operations in real time.

The PDC is in late stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be used alone, and in combination across the Organigram portfolio of products.

The broad focus has been the development of improved cannabinoid delivery, rapid and predictable onset and products that target and satisfy a range of mood states. For ingestible innovations, Organigram is currently beginning recruitment for clinical studies after completing the initial research and development, so that the Company can quantify and substantiate the benefit of these innovations in a clinical setting. Moving to clinical studies has been a key and significant milestone in the development journey, and will provide a broad and robust dataset validating our development so far allowing Organigram to complete a number of work streams.

Included in these clinical studies will be an ingestible beverage format, with the inclusion of Organigram's emulsion innovation. The Company plans to enter the beverages category via a test launch in the near future.

In the ingestibles space, Organigram has completed and optimized its in-house emulsions designed for improved bioavailability and faster onset, and these are currently going through pre-clinical validation studies.
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Organigram is aiming to test and learn this technology via a small market launch in New Brunswick this fall and will be leading with an easy to understand and consumer relevant functional claim relating to onset that the Company believes will provide a significant consumer benefit. The manufacturing trials of this nano-emulsion-based gummy are already complete at the Winnipeg Facility as Organigram is now moving to large-scale runability trials to allow for appropriate stability and validation prior to test launch.

The Biolab is continuing the development of genetic toolboxes for research of key cannabis traits, which will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing plant portfolio and long term growing strategies. Immediate discovery has yielded early stage gender typing capability and the Company is moving towards identification of disease markers in the Cannabis plant with the goal of helping accelerate rapid screening programs and continue optimizing the quality and viability of Organigram flower.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s cultivation program, a key strategic advantage for the Company, has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The Plant Science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging Organigram's BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline. This activity is supported further by the wide-ranging technical collaboration being undertaken as part of Organigram's strategic investment in Phylos in Q3 Fiscal 2023.

OUTLOOK
The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $7.1 billion in calendar 202711.

The cannabis industry in Canada is highly competitive and has been oversupplied versus the current market demand considering both regulated Licensed Producers and the still largely unfettered operations of the illicit market including many online delivery platforms. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences in order to grow sales and capture market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity including as a direct result of M&A and liquidation activities.

Against the backdrop of strong industry growth, Organigram has identified a trend of inflated THC potency values being labeled on flower products. As Health Canada regulations limit consumers' ability to obtain fulsome information about various product attributes from Licensed Producers, they are most often making purchase decisions based on price and potency alone. Our research indicates that 67% (source: CIP flower study, 2023) of consumers trust the potency listed on their cannabis label. It is our view that labelled potency should come from representative samples tested at regulated laboratories.

The increasingly widespread practice of THC inflation by certain Licensed Producers can be achieved in several different ways. The first is cherry picking by the LP, the practice of hand-picking certain flowers on a plant that are high in trichomes that will yield a higher potency result, or sample manipulation, the practice of adding kief back into a sample, boosting its THC value prior to testing.

The next is lab shopping, whereby some Licensed Producers will obtain their Certificate of Analysis (COA) indicating potency, from a lab that is widely known for providing higher than actual values due to non-standard testing practices. In the context of today’s regulations, this is happening because Health Canada has not yet prescribed specific and rigorous testing standards for cannabis as they have in the tobacco category as an example.

In our view, this practice leveraged by some LPs and labs to gain market share and win testing contracts not only undermines the credibility of the nascent sector but also erodes consumer confidence in the integrity of the industry. As a responsible industry leader, Organigram has not engaged in, nor does it intend to engage in, the practice of seeking inflated THC levels for the purpose of garnering more sales.

The Company's firm stance on this issue may have a temporary impact on its growth trajectory in flower, but it believes that encouraging all industry stakeholders to unequivocally support delivering high quality products with accurate THC potency is
11 BDSA Canada Market Forecast, June 2023
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paramount to the continued success of the industry and the safety and well-being of our consumers. As such, Organigram is firmly committed to addressing the issue of THC inflation by working collaboratively with key stakeholders in the industry.

When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, IPR and international flower sales) contribute to Organigram's financial results, we believe this THC inflation was a key driver to the amount of the impairment loss. While the cost of legal and ethical compliance is increasing in this current market, the Company believes it's refusal to engage in THC inflation is the right thing to do to protect its business and its reputation.

Despite the aforementioned headwinds, strong demand for the Company's products is evidenced by Organigram's national adult-use recreational cannabis retail market share ("market share") in Canada. In Q3 Fiscal 2023, the Company held the #4 position in market share12, with Organigram holding the #1 position in milled flower, #1 in capsules, the #1 position in hash and the #3 position in gummies nationally.13 Subsequent to Fiscal Q3 2023, in May and June of 2023 Organigram regained the #3 position in market share nationally.9 Management believes that the Company is better equipped to fulfill demand in Fiscal 2023 with larger harvests, driven by stronger yields and harvests from the Moncton Campus Phase 4C expansion coming online, compared to Fiscal 2022. With a full year of revenues from the Company's Lac-Supérieur Facility, management expects that the Company will generate higher revenue in Fiscal 2023 as compared to Fiscal 2022. In addition to the domestic sales growth, the Company expects higher international revenue under its multi-year supply agreement with Canndoc in Israel, continued shipments to Medcan and Cannatrek in Australia, as well as new international shipments to the German market via a new supply agreement with Sanity Group.

Organigram considers innovation to be a primary growth lever. The Company's recent investment in Phylos in May, 2023 garners several strategic advantages that should help to propel product differentiation, production efficiency, and margin rate. The Phylos investment grants Organigram exclusive access to cultivars with high concentrations of the novel cannabinoid THCV. Similar to CBD, THCV is an antagonist to THC, counteracting certain of its effects. Most notably, THCV reportedly counteracts the appetite stimulation observed with THC, earning it the colloquial title of "Diet Weed" in the media. Alone, THCV is reported to have a calming, euphoric, and focusing effect. However, cultivating cannabis with sufficient THCV concentrations that are viable for extraction for derivative products is very difficult. Organigram anticipates it will be the only Licensed Producer able to produce a wide array of product formats containing THCV for a differentiated consumer experience in the near-mid term. Further to the competitive advantage associated with THCV, Organigram and Phylos' innovative relationship is expected to allow Organigram to transition a portion of its garden to seed-based cultivation over time. Compared to the clone-based production which most cultivators today undertake, seed-based production has a variety of advantages. It is cheaper, faster, utilizes less footprint, and produces more robust and consistent plants. While Organigram anticipates seed-based production will eventually deliver significant cost savings and higher-quality flower, the Company will continue to use clone-based production and experimentation in its cross-breeding and pheno-hunting efforts. Organigram is evaluating formulations of THC:THCV ratios in derivative products like vapes that could have a positive impact on margin.

Organigram's investment in Phylos is synergistic with its investment in Greentank made in March, 2023. Greentank's vapour heating technology is the first of its kind in the world. With exclusive access to this technology for 18-months from commercialization, Organigram will position the first true product innovation in the vape category in years. As Greentank vape cartridges are capable of delivering superior flavour that lasts throughout the entire life of the vape cartridge, while eliminating the clogging seen with legacy vapes in the market, Organigram expects to achieve significant growth in this category as consumers repeatedly report flavour decline and clogging as primary issues when using vapes. Further, Greentank vapes produce a characteristically different vape cloud which may result in increased perceived potency per puff. Organigram intends to combine THCV with Greentank enabled vape cartridges to deliver a truly unique vape experience for customers.

The Company intends to continue to leverage its Moncton Campus which it believes can provide a sustainable competitive advantage over its peers as a result of having over 131 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics (115 of these rooms are used for the flowering period). With an improved genetics portfolio (including contributions from the dedicated cultivation R&D space at the newly-commissioned BioLab and the Company's access to high THCV cultivars through its recent investment in Phylos) and a higher average THC being grown than the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represents approximately 70%2 of the Canadian legal market.

Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. Organigram’s commitment to invest in new genetics continues, and the Company expects to launch more new high THC and high terpene genetics in the near term. Recent additions to Organigram's flower lineup in Fiscal Q3 2023 include Vanilla Gelato, Cobra Milk and Tropic Reign. These three new strains have tested as high as 27.6% THC.
12 Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
13 Hifyre, May 31, 2023, data extracted from June 15, 2023
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    15

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment at the Winnipeg Facility, with the inclusion of novel minor cannabinoids like THCV. The Company completed its first sales of Winnipeg Facility manufactured soft chews during Q4 Fiscal 2021, and launched several line extensions during Fiscal 2022. For the remainder of Fiscal 2023, management expects continued growth in this product category.

The Lac-Supérieur Facility was acquired in December 2021 and added hash and artisanal craft cannabis to the Company's product offerings. The application of the Company's direct sales force and national distribution has been successful at achieving national distribution for the hash products and is expected to generate additional revenues from these operations for the remainder of Fiscal 2023. In Fiscal Q3 2023, construction and power supply to additional grow rooms in the facility were completed. Organigram anticipates production of craft cannabis at the Lac-Supérieur Facility to begin in October 2023. The additional supply of high margin, high-quality flower is intended to further the Company's growth, with a focus on gaining additional market share in Quebec.

The Company's adjusted gross margin14 decreased from 34% in Fiscal Q2 2023 to 19% in Fiscal Q3 2023. This decline was primarily due to a significant decrease in international sales which attract a higher ASP, combined with lower net flower revenue due to price compression and THC inflation, and the impact of lost sales attributed to Edison JOLTS.

The Company expects to return to the previous trend of increasing margins and positive Adjusted EBITDA15 it achieved over the previous five quarters in Fiscal Q4, 2023 and Fiscal 2024. However, the margin rate is impacted by many factors including: the cost of production; flower yields; domestic versus international sales; and product mix by categories and brand. The margin rate is also impacted by the overall sales and production levels, as during periods of lower sales and/or production, the fixed operational costs will negatively impact the margin rate for all product categories.

Organigram has identified the following sales mix opportunities which it believes have the potential to improve adjusted gross margins over time:
•Sales from the Holy Mountain brand, which will include several product categories, in a number of higher margin formats with national distribution on most SKUs;
•The launch of new products across different derivative categories with expected attractive long-term margin profiles; and
•The larger volume of higher margin sales expected from the Lac-Supérieur Facility, achievable from the increased capacity post construction.

Outside of Canada, the Company serves international markets (mainly Israel and Australia) from Canada via exports and seeks to augment sales channels internationally over time in other markets. The Company continues to monitor regulatory developments in other jurisdictions. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standard for imported medical cannabis, Israeli Medical Cannabis Standard (IMC-GAP). In June 2021, the Company received its Good Agricultural Practice (GAP) certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) in order to permit it to continue its shipments to Israel under the amended Israeli quality standard. The Company has sought, and during May 2022, received an updated CUMCS-GAP certification which has been benchmarked against IMC-GAP, to demonstrate it continues to meet the evolving Israeli quality standards. On November 25, 2022, Organigram was notified by the CUMCS that future testing must be conducted at the cloning stage of production rather than at the harvest stage, which was previously acceptable. The Company worked to resolve the complexity resulting from this new testing requirement, seeking a temporary alternative from the CUMCS. On March 17, 2023, Organigram was notified that the proposed alternative would not be acceptable, resulting in a temporary delay in shipments to Israel in Q3 Fiscal 2023. Shipments to Israel are expected to resume in fiscal Q4, 2023 as the Company has augmented its testing practices to meet the newly enforced testing criteria. The CUMCS-GAP certification is subject to ongoing audit and annual renewal requirements. In addition, the Australian government implemented regulatory changes under Therapeutic Goods Order 93 (“TGO 93”), which took effect on July 1, 2023. TGO 93 sets out new quality standards for cannabis imports, including GMP equivalency standards for cannabis products. As a result of TGO 93, Australian cannabis suppliers can no longer import finished goods that do not comply with GMP. As such, the Company may only continue to export bulk flower to Australia until such time as it meets one of the GMP equivalency standards.

On November 17, 2022, the Company entered into a multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower. Future shipments to Australia and Israel are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit.

14 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
15 Adjusted EBITDA is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    16

Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. In addition to its recent investment in U.S. domiciled Phylos, the Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes.

With the significant capital injection from BAT and the PDC Agreement completed during March 2021, the Company became positioned to expand into the U.S. and further international markets and will enter them at the appropriate time and subject to applicable laws. Under the PDC Agreement, the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license, which is non-exclusive outside of Canada, and sole in Canada, will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators.

Without limiting the generality of risk factors disclosed in the “Risk Factors” section of this MD&A, the expectations concerning revenue, adjusted gross margin16 and SG&A (comprised of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See "Cautionary Statement Regarding Forward-Looking Information".

MEDICAL MARKET
The cannabis data company, BDSA, estimated that the Canadian medical market value for calendar 2023 at $360M, a 9% year-over-year decline17. Also, the number of medical patients is projected to further decrease within the year, largely due to migration to the recreational channel. In Fiscal 2022, Organigram transitioned its patient base from direct fulfillment to the Medical Cannabis by Shoppers platform offered by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it will be transferring its medical cannabis business to Avicanna. The Company is monitoring this transition to ensure its patients are supported.

16Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
17 BDSA Market Forecast, February 2023.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    17

FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS performance measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the year-to-date analysis of the changes that occurred between the nine months ended May 31, 2023 and May 31, 2022. Commentary is provided in the pages that follow.

	2023	2022	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$162,189	$143,452	$18,737	13%
Net revenue	$115,599	$100,329	$15,270	15%
Cost of sales	$93,552	$82,319	$11,233	14%
Gross margin before fair value adjustments	$22,047	$18,010	$4,037	22%
Gross margin % before fair value adjustments	19%	18%	1%	6%
Realized fair value on inventories sold and other inventory charges	$(40,286)	$(25,013)	$15,273	61%
Unrealized gain on changes in fair value of biological assets	$47,230	$24,324	$22,906	94%
Gross margin	$28,991	$17,321	$11,670	67%
Operating expenses	$255,413	$51,932	$203,481	392%
Loss from operations	$(226,422)	$(34,611)	$191,811	554%
Other income	$(9,279)	$(26,683)	$(17,404)	(65)%
Income tax expense	$(1,533)	$211	$(1,744)	(827)%
Net Loss	$(215,610)	$(8,139)	$207,471	2549%
Net Loss per common share, basic	$(0.686)	$(0.026)	$0.660	2,538%
Net Loss per common share, diluted	$(0.686)	$(0.026)	$0.660	2,538%

Net cash used in operating activities	$(21,761)	$(16,516)	$5,245	32%

Adjusted Gross Margin(1)	$32,275	$20,956	$11,319	54%
Adjusted Gross Margin %(1)	28%	21%	7%	33%
Adjusted EBITDA(1)	$8,311	$2,139	$6,172	289%

Financial Position
Working capital	$140,626	$173,106	$(32,480)	(19)%
Inventory and biological assets	$81,832	$60,579	$21,253	35%
Total assets	$348,515	$583,565	$(235,050)	(40)%
Non-current financial liabilities(2)	$3,968	$2,617	$1,351	52%
Note 1:    Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the nine months ended May 31, 2023, the Company recorded an increase of 15% in net revenues to $115,599 from the prior year comparative period net revenue of $100,329. Net revenue increased in the current period primarily due to an increase in recreational revenue of $8,046 and international revenue of $9,163, partially offset by a decrease in medical sales.

For the nine months ended May 31, 2023, the net ASP of recreational flower decreased to $1.77 per gram compared to $1.87 per gram for the nine months ended May 31, 2022, due to a shift towards value-oriented large format products.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    18

Sales volumes of all flower in grams increased 14% to 44,345 kg for the nine months ended May 31, 2023 compared to 38,901 kg in the comparative period, primarily due to an increase to sales volume, and new large-format products that have been well-received by the market.

REVENUE COMPOSITION
The Company’s revenue composition by product category was as follows for the nine months ended May 31, 2023 and 2022:

	2023	2022
Recreational Flower, net of excise duty	60,192	65,150
Recreational Vapes, net of excise duty	3,160	3,394
Recreational Hash, net of excise duty	7,553	3,985
Recreational Infused Pre-rolls, net of excise duty	1,193	—
Recreational Edibles, net of excise duty	15,368	8,435
Recreational Ingestible Extracts and Oil, net of excise duty	5,008	3,464
Medical, net of excise duty	2,800	5,621
International Flower and Oil	18,405	9,242
Wholesale and Other	1,920	1,038
Total Net Revenue	$115,599	$100,329

COST OF SALES AND GROSS MARGIN
The gross margin for the nine months ended May 31, 2023 was $28,991 compared to $17,321 for the same period of the prior year. The increase in gross margin year-over-year was primarily a result of: (i) higher sales including increased international sales; (ii) lower cultivation and post-harvest costs; (iii) higher unrealized gains on changes in the fair value of biological assets; net of the impact of lower net ASP from increased competition and the ongoing evolution of the customer and product mix.

Included in gross margin for the nine months ended May 31, 2023 is $47,230 (May 31, 2022 - $24,324) of unrealized gain on changes in fair value of biological assets related to IFRS standard IAS 41 – Agriculture and $40,286 (May 31, 2022 - $25,013) for realized fair value on inventories sold and other inventory charges. The net increase in fair value adjustments for the nine months ended May 31, 2023 compared to the prior year comparative period is primarily due to the decrease in cultivation costs and the increase to the overall number of plants from increased planting room usage in the current period.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower, cannabis extracts, vapes, edibles, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer;
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories, and provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
•Unabsorbed fixed overhead charges, comprised of depreciation, insurance and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    19

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Note 1:    The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered Non-IFRS Measures. Readers should refer to the notes to the Financial Statements for the official accounting policies.
Note 2:    The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs; however, a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales.
Note 3:    Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold, a portion of inventory is charged to cost of sales (actual costs) with the remainder (fair value adjustments) to “Realized fair value on inventories sold and other inventory charges” on the consolidated statements of operations and comprehensive income (loss).
Note 4:    Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated statements of operations and comprehensive income (loss).

ADJUSTED GROSS MARGIN

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) and impairment of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provides useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    20

	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23
Net revenue	$24,865	$30,378	$31,836	$38,115	$45,480	$43,321	$39,493	$32,785
Cost of sales before adjustments	21,848	24,903	23,581	28,817	35,118	30,492	26,121	26,711
Adjusted Gross margin	3,017	5,475	8,255	9,298	10,362	12,829	13,372	6,074
Adjusted Gross margin %	12%	18%	26%	24%	23%	30%	34%	19%
Less:
Provisions (recoveries) and impairment of inventories and biological assets	1,997	1,845	686	(83)	1,600	1,067	1,256	2,823
Provisions to net realizable value	622	467	25	6	—	62	2,265	2,755
Realized fair value on inventories sold from acquisitions	—	—	663	700	—	—	—	—
Unabsorbed overhead	1,400	709	—	—	—	—	—	—
Gross margin before fair value adjustments	$(1,002)	$2,454	$6,881	$8,675	$8,762	$11,700	$9,851	$496
Gross margin % (before fair value adjustments)	(4)%	8%	22%	23%	19%	27%	25%	2%
Add: Realized fair value on inventories sold and other inventory charges	$(7,286)	$(12,313)	$(5,314)	$(7,386)	$(10,191)	$(12,528)	$(14,170)	$(13,588)
Unrealized gain on changes in fair value of biological assets	$11,639	$10,469	$7,502	$6,353	$15,677	$24,714	$14,121	$8,395
Gross margin(1)	$3,351	$610	$9,069	$7,642	$14,248	$23,886	$9,802	$(4,697)
Gross margin %(1)	13%	2%	28%	20%	31%	55%	25%	(14)%
Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

The adjusted gross margin and gross margin before fair value adjustments have generally improved since Q4 Fiscal 2021, with the exception of Q3 Fiscal 2023. Lower net flower sales, lower international sales, and lost sales attributable to Edison JOLTS had the largest margin impacts in Q3 Fiscal 2023.

OPERATING EXPENSES

	2023	2022	CHANGE	% CHANGE

General and administrative	$37,431	$31,362	$6,069	19%
Sales and marketing	13,375	12,749	626	5%
Research and development	9,194	3,572	5,622	157%
Share-based compensation	4,171	2,249	1,922	85%
Impairment of property, plant and equipment	153,337	2,000	151,337	7,567%
Impairment of intangible assets and goodwill	37,905	—	37,905	100%
Total operating expenses	$255,413	$51,932	$203,481	392%

GENERAL AND ADMINISTRATIVE
For the nine months ended May 31, 2023, the Company incurred general and administrative expenses of $37,431 compared to $31,362 for the prior year comparative period. The increase in the current period mainly relates to higher employee costs due to more general and administrative full-time employees to support the Company's growth, higher depreciation and amortization, general wage increases, and higher technology costs which includes $5,272 (May 31, 2022: $1,410) in ERP installation costs.

SALES AND MARKETING
For the nine months ended May 31, 2023, the Company incurred sales and marketing expenses of $13,375 compared to $12,749 for the nine months ended May 31, 2022. The increase in expenses was due to the continued development by the Company of the adult-use recreational market. These expenses include advertising and promotion, sales staff, educational materials, as well as trade investment.

RESEARCH AND DEVELOPMENT
Research and development costs of $9,194 increased from the comparative period cost of $3,572, as the Company ramps up activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
For the nine months ended May 31, 2023, the Company recognized $4,171 in share-based compensation in relation to selling, marketing, general and administrative, and research and development employees, compared to $2,249 for the comparative period due to a greater number of equity awards issued and outstanding during the current period as compared to the prior year comparative period.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    21

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized for the nine months ended May 31, 2023 were $4,519, compared to $2,318 for the prior year comparable period, the changes being consistent with those noted above.

For the nine months ended May 31, 2023, 1,144,000 options were granted, valued at $1,027, compared to 5,477,000 options granted in the prior year comparative period, valued at $1,261. Included in the nine months ended May 31, 2023 were 800,000 options granted to key management personnel compared to 500,000 options granted for the nine months ended May 31, 2022.

During the nine months ended May 31, 2023, 1,485,239 restricted share units (“RSUs”) were granted to employees (May 31, 2022 – 409,678), of which 1,140,765 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 380,372 issued for the nine months ended May 31, 2022.

During the nine months ended May 31, 2023, 846,154 performance share units (“PSUs”) were granted to employees (May 31, 2022 – 188,273), of which 547,680 PSUs were issued to key management personnel, compared to 158,967 issued for the prior year comparative period.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

IMPAIRMENT
During the nine months ended May 31, 2022, the Company performed an impairment test and as a result recognized an impairment loss of $37,905 and $153,337 in relation to the intangibles assets and goodwill and property, plant and equipment, respectively. Refer to Note 8 and Note 9 of the Interim Financial Statements for further information.

OTHER (INCOME) EXPENSES

	2023	2022	CHANGE	% CHANGE

Financing costs	$168	$261	$(93)	(36)%
Investment income	(2,937)	(955)	1,982	208%
Share of loss from investments in associates, net	989	836	153	18%
Impairment of loan receivable and investments in associates	—	250	(250)	(100)%
Loss on disposal of property, plant and equipment	259	5,743	(5,484)	(95)%
Change in fair value of contingent consideration	(2,898)	(2,938)	(40)	1%
Change in fair value of derivative liabilities	(4,785)	(29,235)	(24,450)	84%
Total other (income)/expenses	$(9,279)	$(26,683)	$17,404	(65)%

INVESTMENT INCOME
Investment income of $2,937 was earned for the nine months ended May 31, 2023, compared to $955 for the nine months ended May 31, 2022. The change in investment income was due to higher interest rates in the current period as compared to the prior year comparative period.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
During the nine months ended May 31, 2023, the Company’s share of loss from investments in associates was $989, compared to a loss of $836 in the prior year comparative period.

In connection with the Company's acquisitions of EIC and Lac-Supérieur, the Company has commitments to deliver additional consideration should EIC and Lac-Supérieur achieve their milestones. There was an $2,898 change in the estimated fair value of these contingent liabilities for the nine months ended May 31, 2023, compared to $2,938 in the prior year comparative period.

DERIVATIVE WARRANT LIABILITIES
As at May 31, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $4,132 for the nine months ended May 31, 2023 (May 31, 2022 - decrease of $27,539). The decrease in income is primarily due to shorter remaining life of the warrants in the current period.

DERIVATIVE TOP-UP RIGHTS LIABILITIES
During the nine months ended May 31, 2023, no Top-up Rights (as defined herein) were exercised (May 31, 2022 - 2,659,716).

As at May 31, 2023, the Company revalued the Top-up Rights at an estimated fair value of $82 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the nine months ended May 31, 2023 of $653 (May 31, 2022 - $1,700).
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    22

OTHER
During the nine months ended May 31, 2023, the Company recorded a loss on disposal of property, plant and equipment of $259 (May 31, 2022 - $5,743). During Fiscal 2022, the Company completed a number of upgrades to its growing rooms, including the installation of LED light fixtures, which are expected to further improve the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction in production costs. As a result of this work, certain assets that had not yet been fully depreciated were replaced, resulting in a loss on disposal of property, plant and equipment during the year.

NET LOSS
Net loss for the nine months ended May 31, 2023 was $215,610 or $0.686 per Common Share (basic and diluted), compared to net loss of $8,139 or $0.026 per Common Share (basic and diluted) for the prior year comparative period. The increase in net loss from the comparative period is primarily due to the higher impairment loss, as well as a lower gain on the change in fair value of derivative liabilities in the current year period.

SUMMARY OF QUARTERLY RESULTS

	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23
Financial Results
Adult-use recreational cannabis revenue (net of excise)	$22,898	$25,020	$24,887	$34,521	$37,521	$35,859	$27,415	$29,202
Medical revenue (net of excise)	$1,968	$1,908	$1,920	$1,793	$1,688	$1,486	$769	$545
International, wholesale and other revenue	$(1)	$3,450	$5,029	$1,801	$6,271	$5,976	$11,309	$3,038
Net revenue	$24,865	$30,378	$31,836	$38,115	$45,480	$43,321	$39,493	$32,785
Net loss	$(25,971)	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)	$(213,451)
Net loss per common share, basic	$(0.090)	$(0.004)	$(0.013)	$(0.009)	$(0.020)	$0.017	$(0.024)	$(0.677)
Net loss per common share, diluted	$(0.090)	$(0.004)	$(0.013)	$(0.009)	$(0.020)	$0.017	$(0.024)	$(0.677)
Operational Results
Dried flower yield per plant (grams)	127	129	122	132	141	168	156	144
Harvest (kg) - dried flower	12,085	11,603	10,037	13,141	16,101	22,296	20,624	18,604
Employee headcount (#)	727	738	841	865	887	921	939	923

In Fiscal Q1-Q2 2023, continued growth in net revenues, lower cost of production (on a per unit basis) and lower asset impairment charges, resulted in net income or lesser net loss as compared to net losses recognized during Fiscal 2022 and Fiscal 2021. In Fiscal Q3 2023, the Company recorded a higher net loss than historical periods due to impairment charges recognized.

Adjusted EBITDA
This is a Non-IFRS Measure and the Company calculates Adjusted EBITDA as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss from loans receivable; unrealized loss (gain) on changes in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions and impairment of inventories and biological assets; provisions (recoveries) to net realizable value of inventories; COVID-19 related charges, net of government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

Management changed the calculation of Adjusted EBITDA during Q4 Fiscal 2021 and has conformed prior quarters accordingly to include an add-back for the Company's research and development expenditures, including its share of the expense from the CoE. During Fiscal 2022, management further changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    23

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q4-F21	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23
Net (loss) income as reported	$(25,971)	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)	$(213,451)
Add/(Deduct):
Financing costs, net of investment income	(286)	(243)	(217)	(234)	(364)	(815)	(1,051)	(903)
Income tax expense (recovery)	—	—	(97)	308	(299)	(232)	1	(1,302)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	17,349	6,378	11,024	6,515	7,570	7,183	6,867	6,975
Impairment of intangible assets	1,701	—	—	—	—	—	—	37,905
Impairment of property, plant and equipment	—	—	2,000	—	2,245	—	—	153,337
Share of loss from investments in associates and impairment loss from loan receivable	4,162	394	499	193	528	406	296	287
Unrealized loss (gain) on changes in fair value of contingent consideration	3,392	(182)	666	(3,422)	317	18	(24)	(2,892)
Realized fair value on inventories sold and other inventory charges	7,286	12,313	5,314	7,386	10,191	12,528	14,170	13,588
Unrealized (gain) loss on changes in fair value of biological assets	(11,639)	(10,469)	(7,502)	(6,353)	(15,677)	(24,714)	(14,121)	(8,395)
Share-based compensation (per statement of cash flows)	1,150	680	877	761	2,809	1,852	1,342	1,325
COVID-19 related charges, net of government subsidies and insurance recoveries	(892)	—	—	(335)	—	—	—	—
Legal provisions (recoveries)	1,050	—	—	(310)	—	—	(75)	—
Share issuance costs and change in fair value of derivative liabilities	(6,001)	(12,698)	(10,633)	(5,904)	(3,415)	(1,030)	(2,433)	(1,322)
Incremental fair value component on inventories sold from acquisitions	—	—	663	700	—	—	—	—
ERP implementation costs	—	—	—	1,410	1,793	1,334	1,377	2,561
Transaction costs	—	—	1,148	1,424	(188)	318	27	538
Provisions (recoveries) and impairment of inventories and biological assets and provisions of inventory to net realizable value	2,619	2,312	711	(77)	1,600	1,129	3,521	5,578
Adjusted EBITDA as Previously Reported	$(6,080)	$(2,820)	$406	$(725)	$966	$3,306	$2,409	$(6,171)
Add/(Deduct): Research and development expenditures, net of depreciation	1,262	933	1,150	1,308	2,266	2,271	3,239	3,257
Adjusted EBITDA (Revised)	$(4,818)	$(1,887)	$1,556	$583	$3,232	$5,577	$5,648	$(2,914)
Divided by: net revenue	24,865	30,378	31,836	38,115	45,480	43,321	39,493	32,785
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	(19)%	(6)%	5%	2%	7%	13%	14%	(9)%

During Q1 Fiscal 2022, with reductions to the cost of production combined with 22% increase to net revenues, the Adjusted EBITDA loss was reduced to $1.9 million. The Q2 Fiscal 2022 Adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the Q1 Fiscal 2022 and was as a result of increased revenues and margins. The Q3 Fiscal 2022 Adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 Fiscal 2022 and record-high recreational revenues during the quarter.

Due to the higher adjusted gross margin, resulting from lower cultivation and post-harvest costs, Adjusted EBITDA in Q1 Fiscal 2023 increased to $5.6 million, which was the highest that the Company had reported in the preceding eight quarters. The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in Q2 Fiscal 2023. During Q3 Fiscal 2023, due to lower international sales, continued price concession in adult-use recreational market, low flower yields that increased the cost of cultivation which lowered the margin on flower sales, and higher SG&A costs, the Company's Adjusted EBITDA decreased to a loss of $2.9 million. For Q4 Fiscal 2023, the Company expects an increase in sales and lower cost of cultivation being realized on flower sales that collectively will result in the Company achieving a positive adjusted EBITDA in the final quarter of Fiscal 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    24

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end of Q3 Fiscal 2023 and Q4 Fiscal 2022:

	MAY 31, 2023	AUGUST 31, 2022	% CHANGE
Cash & short-term investments	$52,735	$98,607	(47)%
Inventories	$67,802	$50,314	35%
Working capital	$140,626	$166,338	(15)%
Total assets	$348,515	$577,107	(40)%
Total current and long-term debt	$180	$235	(23)%
Non-current financial liabilities(1)	$3,968	$2,361	68%
Total shareholders' equity	$301,987	$508,058	(41)%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On May 31, 2023, the Company had unrestricted cash and short-term investments balance of $52,735 compared to $98,607 at August 31, 2022. The decrease is primarily a result of capital expenditures of $22,012 and investments of $10,470 (including transaction costs) in Weekend Holdings Corp. (Greentank) and Phylos. In addition to the unrestricted cash and short-term investments, the Company has $22,088 in restricted cash, for total cash and short term investments of $74,822, compared to $125,427 at August 31, 2022.

The Company completed its Phase 4C expansion in Q4 Fiscal 2022 and that has significantly increased the production capacity enabling the Company to better meet the increased consumer demand for its products. The Company began harvesting from the Phase 4C grow rooms and this has resulted in an increase in inventory on May 31, 2023. In addition, throughout Q3 Fiscal 2023, Organigram completed construction on grow rooms in its Lac-Supérieur facility and anticipates production to begin in October, 2023.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new expansionary capital expenditures or acquisitions from cash on hand, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are listed for trading on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages.

The Company generated positive cash flows from operating activities during Q1 Fiscal 2023, which was achieved primarily due to positive Adjusted EBITDA and a reduction to receivables. In Q2 Fiscal 2023, due to an increase in net working capital assets, primarily from an increase to receivables and inventories combined with a reduction to payables, the Company used cash in operating activities. In Q3 Fiscal 2023, Adjusted EBITDA decreased to a loss of $2.9 million and the Company used cash in operating activities. While the Company expects to return to positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increases to receivables and this will negatively impact cash flows from operating activities. For Fiscal 2023, the Company currently forecasts $12 million in additional cash capex at its three facilities and if completed as planned during Fiscal 2023, the Company expects to commence generating positive FCF during Fiscal 2024. This spend would relate to the completion of the expansion at the Lac-Supérieur Facility and also include automation and enhancements investments at the Winnipeg Facility and Moncton Campus.

The following highlights the Company’s cash flows during the three and nine months ended May 31, 2023 and May 31, 2022:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022	MAY 31, 2023	MAY 31, 2022
Cash provided (used) by:
Operating activities	$(5,515)	$(6,372)	$(21,761)	$(16,516)
Financing activities	(163)	(264)	(573)	5,489
Investing activities	(3,436)	51,685	6,534	82,998
Cash provided (used)	$(9,114)	$45,049	$(15,800)	$71,971
Cash position
Beginning of period	61,829	82,287	68,515	55,365
End of period	$52,715	$127,336	$52,715	$127,336
Short-term investments	20	20	20	20
Cash and short-term investments	$52,735	$127,356	$52,735	$127,356

Cash used in operating activities for the three and nine months ended May 31, 2023 was $5,515 and $21,761, respectively, compared to $6,372 and $16,516 cash used in comparable three and nine months ended May 31, 2022 periods, respectively. The
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    25

increase to cash used in operating activities is primarily due to the higher working capital needs resulting from the growth in revenues and a higher ERP implementation expense in the current period.

Cash from financing activities for the three and nine months ended May 31, 2023 was a use of $163 and $573, respectively. In comparison, for the three and nine months ended May 31, 2022, cash (used) provided by financing activities was $(264) and $5,489, respectively, which was primarily driven by the $6,348 in net equity proceeds from the issuance of common shares to BAT as they exercised their Top-up Rights.

Cash (used) provided by investing activities for the three and nine months ended May 31, 2023 was $(3,436) and $6,534, respectively, primarily driven by proceeds from net redemption of short term investments of $10,197 and $30,476, respectively, offset by the purchases of capital assets of $8,063 and $22,012, respectively. In addition for three months ended May 31, 2023, cash of $10,000 was used for investment in Weekend Holdings Corp. and Phylos. This compares to cash provided by investing activities of $51,685 and $82,998 for the three and nine months ended May 31, 2022, respectively, which was primarily driven by proceeds from redemption of short-term investments of $68,000 and $128,170 offset by the purchases of capital assets for $17,198 and $32,906, and additional investments in Hyasynth of $15 and $2,610.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three and nine months ended May 31, 2023.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the three and nine months ended May 31, 2023 and May 31, 2022, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2023	MAY 31, 2022	MAY 31, 2023	MAY 31, 2022
Salaries and consulting fees	$1,065	$958	$4,087	$2,824
Share-based compensation	769	715	2,801	2,348
Total key management compensation	$1,834	$1,673	$6,888	$5,172

During the three and nine months ended May 31, 2023, nil and 800,000 stock options, respectively (May 31, 2022 – nil and 500,000) were granted to key management personnel with an aggregate fair value of $nil and $631 (May 31, 2022 – $nil and $898). In addition, during the three and nine months ended May 31, 2023, nil and 1,140,765 RSUs, respectively (May 31, 2022 – 18,430 and 380,372) were granted with a fair value of $nil and $1,325, respectively (May 31, 2022 – $27 and $1,022). For the three and nine months ended May 31, 2023, nil and 547,680 PSUs, respectively (May 31, 2022 – 18,430 and 158,967) were issued to key management personnel with an aggregate fair value of $nil and $305, respectively (May 31, 2022 – $3 and $167).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IFRS IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three and nine months ended May 31, 2023, under the PDC Agreement, BAT incurred $687 and $2,499 respectively (May 31, 2022 - $599 and $1,812) for direct expenses and the Company incurred $2,139 and $7,212 (May 31, 2022 - $2,012 and $4,526) of direct expenses and capital expenditures, for a total of $666 and $1,306 (May 31, 2022 - $2,611 and $6,337) related to the CoE, respectively. For the three and nine months ended May 31, 2023, the Company recognized its share of the expenses incurred by the CoE of $1,412 and $4,855 (May 31, 2022 - $724 and $1,983) in the condensed consolidated interim statements of operations and comprehensive loss under research and development. For the three and nine months ended May 31, 2023, the Company recorded $333 and $653 (May 31, 2022 - $581 and $1,187) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At May 31, 2023, there is a balance owing to BAT of $1,613 (August 31, 2022 - $2,444).
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    26

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, account and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $180 (August 31, 2022 – $235), which is its carrying value.

The fair value of the investment in WHC is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

The fair value of the Secured Convertible Loan advanced to Phylos was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the secured convertible loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $4.75 million over two tranches was based on certain assumptions, including the probability of Phylos meeting certain required milestones.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

On December 31, 2022, EIC met one of the remaining two milestones and the contingent consideration of $5,000 was paid in shares during the three months ended May 31, 2023. Remaining contingent consideration of $2,000 is held back as indemnity towards a potential income tax claim related to the pre-acquisition period and is included in other current liabilities.

The fair value of the Lac-Supérieur contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Lac-Supérieur achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Lac-Supérieur's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and weighted average cost of capital ("WACC").

At May 31, 2023, the fair value of the Lac-Supérieur contingent share consideration was revalued to $15 (August 31, 2022 - $2,913). A sensitivity analysis for the change in WACC and other inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs, but has been classified as level 2 in its entirety; and utilizes a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the top-up rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such top-up rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares. A sensitivity analysis for change in inputs was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    27

Derivative Warrant Liabilities
During the three and nine months ended May 31, 2023, no warrants were exercised (May 31, 2022 - nil and nil). As at May 31, 2023, the Company revalued the remaining derivative liabilities at an estimated fair value of $6 (August 31, 2022 - $4,138) and recorded a decrease in the estimated fair value for the three and nine months ended May 31, 2023 of $891 and $4,132 (May 31, 2022 - $5,516 and $27,539), respectively.

The following inputs were used to estimate the fair value of the warrants at May 31, 2023 and August 31, 2022:

	MAY 31, 2023	AUGUST 31, 2022
Risk free interest rate	4.22%	3.64%
Life of warrants (years)	0.45	1.20
Market price of common shares	0.51	1.42
Expected future volatility of common shares	81.90%	77.30%
Fair value per warrant	0.0004	0.24

As at May 31, 2023, if the volatility increased by 10%, then the estimated fair value of the warrants would increase and net loss would increase by $13, or if it decreased by 10%, the estimated fair value of the warrants would decrease and net loss would decrease by $5.

Top-up Rights
On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%.

Pursuant to the investor rights agreement between the Company and BAT (the "IRA"), the Company granted BAT certain top-up rights (the "Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at May 31, 2023, the Company revalued the Top-up Rights at an estimated fair value of $82 (August 31, 2022 - $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three and nine months ended May 31, 2023 of $431 and $653 (May 31, 2022 - $388 and $1,050), respectively. The following table includes the change in the fair value of Top-up Rights as of May 31, 2023:
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    28

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2022	7,590,099	$735
Granted	851,977	—
Cancelled / Forfeited	(21,944)	—
Revaluation of Top-up Rights	—	$17
Balance - November 30, 2022	8,420,132	$752
Granted	9,920	—
Cancelled / Forfeited	(57,547)	—
Revaluation of Top-up Rights	—	$(239)
Balance - February 28, 2023	8,372,505	$513
Granted	1,969,891	—
Cancelled / Forfeited	(2,068,009)	—
Revaluation of Top-up Rights	—	$(431)
Balance - May 31, 2023	8,274,387	$82

The following inputs were used to estimate the fair value of the Top-up Rights at May 31, 2023 and August 31, 2022:

	MAY 31, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.61 - $9.53	$2.50	$—	$—
Risk free interest rate	3.13% - 4.77%	4.77%	3.36%	3.44%
Expected future volatility of common shares	65.00% - 95.00%	70.00%	85.00%	85.00%
Expected life (years)	1.02 - 4.99	0.70	6.15	5.27
Forfeiture rate	10%	—%	25%	5%

	August 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.60 - $9.53	$2.50	—	—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of common shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life (years)	1.34 - 5.12	1.2	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

Secured Convertible Loan Agreement
On May 25, 2023, the Company entered into a Secured Convertible Loan Agreement with Phylos. Under the terms of this agreement, upon the completion of certain milestones the Company has a commitment to fund US $4.75 million over two tranches within 12 and 24 months from the initial closing date. This commitment meets the definition of a derivative and the value of such derivative was considered as part of the overall transaction price in the initial recognition of the secured convertible loan and intangible assets. During the nine months ended May 31, 2023, the Company recognized a derivative liability of $948.

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest.

The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2022	$8,753	$9,215	$17,968
Unrealized gain on change in fair value of biological assets	—	47,230	47,230
Production costs capitalized	38,347	—	38,347
Transfer to inventory upon harvest	(39,555)	(49,960)	(89,515)
Carrying amount, May 31, 2023	$7,545	$6,485	$14,030
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    29

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 15 of the Interim Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of May 31, 2023, it is expected that the Company’s biological assets will yield 24,465 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
INPUTS & ASSUMPTIONS	MAY 31, 2023		AUGUST 31, 2022		SENSITIVITY	MAY 31, 2023	AUGUST 31, 2022
Average selling price per gram	$1.45		$1.49		Increase or decrease by 10% per gram	$1,367	$1,766
Expected average yield per plant	157	grams	132	grams	Increase or decrease by 10 grams	$873	$1,339

The expected average yield per plant at May 31, 2023 and August 31, 2022, primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at May 31, 2023 and July 13, 2023:

	MAY 31, 2023	July 13, 2023
Common shares issued and outstanding	321,970,380	80,498,694
Options	11,737,339	2,917,284
Warrants	16,943,650	4,235,913
Top-up Rights	8,274,387	2,061,278
Restricted share units	3,618,085	895,593
Performance share units	1,065,388	262,814
Total fully diluted shares	363,609,229	90,871,576
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    30

The number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at July 13, 2023 is adjusted to reflect the Share Consolidation at a ratio of four (4) pre-consolidation common shares for every post-consolidation common share which took legal effect on July 5, 2023.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

There have been no changes in the Company's critical accounting estimates during the three months ended May 31, 2023 except for a new accounting estimate (refer to the Interim Financial Statements) and judgment that was made in relation to recognition and measurement of Secured Convertible Loan Agreement. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the Annual Financial Statements and MD&A as at and for the year ended August 31, 2022.

Adoption of New Accounting Pronouncements

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 37 effective September 1, 2022, and has determined that none of the contracts existing at September 1, 2022 would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at September 1, 2022 as a result of the amendments.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 16 effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Amendments to IFRS 9: Financial Instruments
The amendments clarify the fees that a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The Company adopted these amendments to IFRS 9 effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendments also state that the acquirer does not recognize contingent assets acquired in a business combination. The amendments apply to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    31

The Company adopted these amendments effective September 1, 2022, and has determined that the amendments had no impact on the interim financial statements of the Company.

Amendments to IAS 41: Agriculture
The amendments remove the requirement in paragraph 22 of IAS 41 Agriculture that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

While the Company’s biological assets are within the scope of IAS 41, these amendments had no impact on the Company's interim financial statements as the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories

Future changes to accounting standards
The following IFRS standards have been recently issued by the IASB with an effective date after May 31, 2023 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to a Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into the PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at May 31, 2023 is $22,088 (August 31, 2022 - $26,820).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the three and nine months ended May 31, 2023, $1,412 and $4,855 (May 31, 2022 - $724 and $1,983) respectively, of expenses have been recorded in the statement of operations and comprehensive loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    32

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants since the Settlement funds were deposited. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of, or reasonably estimate, the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at May 31, 2023 (May 31, 2022 - nil).

At May 31, 2023, a provision of $150 (August 31, 2022 - $2,560) was included in the condensed consolidated interim statement of financial position for any remaining legal or administrator costs related to the NS claim and other contingencies. For the three and nine months ended May 31, 2023, payments of nil and $2,335 (May 31, 2022 - $412 and $412) were made in connection with provisions.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s Annual Financial Statements for the financial year ended August 31, 2022, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's Financial Statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP‘s attestation report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended August 31, 2022.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    33

13a-15(b), an evaluation of the design and operation of our DCP was completed as of May 31, 2023 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO THE CONTROL ENVIRONMENT
There has been a change to the Company’s ICFR during the three months ended May 31, 2023 that has materially affected, or is likely to materially affect, the Company’s ICFR. During the three months ended May 31, 2023 the Company substantially progressed its ERP system implementation with the effective date of launch of the first phase of the ERP taking place on March 1, 2023. The first phase of the ERP included the implementation of finance and supply chain modules at our Moncton facility, with future phases expanding to the Winnipeg and Lac-Supérieur facilities and the implementation of an advanced manufacturing module.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    34

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of August 31, 2022, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of May 31, 2023, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of ICFR.
•The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its ICFR.
•An ineffective information and communication process resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

STATUS OF REMEDIATION PLAN
Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities have been implemented or remain in progress as at the date of this MD&A and are expected to continue at least throughout the balance of Fiscal 2023. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness.

•The ERP project is expected to streamline financial data management processes, improve functionality and reduce reliance on manual spreadsheets. The ERP has multiple phases at various stages of development including scoping, design, development and testing. The first phase of the ERP was implemented effective March 1, 2023 following the deployment of substantial human and financial resources to this project. As this first ERP phase has recently launched, the Company has not yet tested the ERP for effectiveness of internal controls, however this represents a change in the control environment demonstrating the Company's commitment to remediation. During the quarter, the Company made significant advances to prepare for the second stage of the ERP to launch which is currently expected to be implemented in Fiscal Q1 2024. This second phase will streamline financial processes at all facilities and automate the financial statement consolidation process.
•We have implemented additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company's control standards and expectations, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company. We have continued to formalize and improve risk assessment and monitoring activities with continued regular reporting to those charged with governance at an appropriate frequency.
•We have prepared a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and have revised the matrix to reflect recent organizational changes and have formally communicated these limits of authority to certain relevant personnel throughout the Company.
•We have formalized risk assessment programs such as enterprise and fraud risk management programs. We continue to enhance and further streamline the programs including automation of risk assessment and monitoring activities.
•We have bolstered the financial reporting and accounting department's internal controls and accounting knowledge with a number of new full-time employees including those in more senior roles. The Company has implemented retention efforts to complement its hiring. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company's internal control environment.
•We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists have enhanced our continuing efforts in Fiscal 2023 to evaluate significant financial reporting processes to identify any new processes that need to be documented, continue to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes.
•We have hired a Chief Information Officer (CIO) to oversee and enhance the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the new enterprise resource planning ("ERP") system. Under the direction of the CIO, progress was made during the quarter in remediating certain IT general controls.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    35

•We have worked during the quarter on implementing controls that are intended to evaluate information from organizations providing services to the Company.
•We continue to simplify and streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Senior management has discussed the material weaknesses described above with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions including the ERP system will contribute to the remediation of material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated. While significant progress has been made toward remediation, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. We do not know the specific timeframe needed to fully remediate the material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR at www.sedar.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at May 31, 2023 approximates $119,754 (August 31, 2022 - $171,799).

As of May 31, 2023 and August 31, 2022, the Company’s aging of trade receivables was as follows:

	MAY 31, 2023	AUGUST 31, 2022
0-60 days	$33,637	$42,961
61-120 days	773	2,022
Gross trade receivables	$34,410	$44,983
Less: Expected credit losses and reserve for product returns and price adjustments	(1,556)	(1,121)
	$32,854	$43,862

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2023, the Company had $52,715 (August 31, 2022 – $68,515) of cash and working capital of $140,626 (August 31, 2022 - $166,338, Further, the Company may potentially access equity capital through the capital markets if required, but this would be subject to prevailing market conditions and there can be no assurance that equity capital will be available on terms acceptable to the Company or at all.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2023 AND 2022    36

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at May 31, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$34,349	$34,349	$34,349	$—	$—	$—
Long-term debt	180	190	80	110	—	—
Lease obligations	4,825	6,056	1,211	1,833	914	2,098
	$39,354	$40,595	$35,640	$1,943	$914	$2,098

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $8,303 of capital expenditures, mostly related to its Moncton and Laurentian facilities, which is not included in the above table.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

(iv) Risks related to the Company's Common Shares
On January 23, 2023, the Company received notification from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on NASDAQ (the "Minimum Bid Requirement"), since the closing bid price for the Company's common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. Under NASDAQ Listing Rule 810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until July 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Common Shares will continue to trade on the NASDAQ Global Select Market. To regain compliance, the closing bid price of the Common Shares must remain at or above US$1.00 per share for a minimum of 10 consecutive business day. In the event the Company does not regain compliance with the Minimum Bid Requirement by July 24, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the Common Shares from NASDAQ.

The Company has effected a 1-for-4 share consolidation with the view to facilitating compliance with the Minimum bid Requirement, with legal effect from July 5, 2023. However, there can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement or otherwise maintain compliance with any of the other NASDAQ listing requirements. Any delisting of the Common Shares from NASDAQ could adversely affect the Company's ability to attract new investors, reduce the liquidity of the outstanding Common Shares, reduce the Company's ability to raise additional capital, reduce the price at which the Common Shares trades on the TSX, result in, negative publicity and increase the transaction costs inherent in trading such shares with overall negative effects for the Company's stockholders. In addition, delisting of the Common Shares could deter U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and might deter certain institutions or persons from investing in the Company's securities at all. For these reasons and others, delisting of the Common Shares from NASDAQ could adversely affect the Company's business, financial condition and liquidity.

(v) Concentration Risk
The Company’s accounts receivable are primarily due from provincial government agencies (3 of which, individually, represented more than 10% of the Company’s revenues during the three months ended May 31, 2023), corporations (3 of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(vi) Risks related to Jolts
There is no assurance that the Company will be successful in its application for Judicial Review of Health Canada’s determination that Jolts lozenge products have been improperly classified by the Company as an “extract” rather than an “edible” under the Cannabis Regulations, or that the Company will be able to resume production and commercialize this type of product in the future.

(vii) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process,
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and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(vii) Risks related to international sales
The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdiction.

COVID-19
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its customers.

On May 5, 2023, the World Health Organization ended the global COVID-19 emergency, however, there is ongoing uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. The Company will continue to monitor and assess the impact of COVID-19 on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements.

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